Exhibit 99.1

May 20, 2024

Subject: Pleased to Announce Transaction with Saltchuk

Ladies and Gentlemen,

This morning we announced that Overseas Shipholding Group has reached an agreement to be acquired by Saltchuk Resources, a privately owned family of diversified freight transportation, marine service and energy distribution companies. I am reaching out to provide further information on this agreement, which we believe is very positive for our future.

For decades, we have been respected as a premier vessel operator with unwavering dedication to our customers, supported by an incredibly dedicated and hardworking group of mariners and shoreside employees such as yourself. We will continue upholding that legacy by joining forces with Saltchuk, now as part of their family of diversified transportation, marine service, and energy distribution companies. Saltchuk is a family-owned business that has long appreciated OSG for our commitment to delivering incident-free and environmentally responsible transportation services, and for our unique combination of specialized assets and geographic reach.

Most importantly, Saltchuk is an organization that shares our values, including embracing safety, integrity, and respect for the communities where we operate. Saltchuk refers to their companies as family and takes pride in exceptional performance. They are committed to their people and believe in building a mutually respectful culture through teamwork across their companies.

I know you will be wondering what this transaction means for you. Over the near term, nothing changes. Until the transaction closes, which we expect to occur within the next few months, OSG will remain an independent company. Saltchuk has expressed to us their intention to keep operating OSG as a standalone entity, running the business in all material respects in the same way as we operate it today.

You may still have questions about this news, and while we won’t have all the answers right away, we will work hard to address as many as we can. I have included a brief Q&A at the bottom of this note and the press release we issued has other details. I will hold a Town Hall on Tuesday and welcome your questions.

This transaction is a very positive step in the evolution of our business, and it reflects the commitment all of you demonstrate to serve our customers every day. On behalf of the Board of Directors and the leadership team, thank you for your contributions to our continuing success and for all that you do each day, building OSG into the company it is today, together.

Best regards,

Sam

FAQs

1.	Why does a sale of OSG make sense?

In January, Saltchuk reached out to us to express their interest in acquiring OSG. Our Board then initiated an extensive process to determine the path forward that would be in the best interests of the business. Ultimately, the Board found that Saltchuk’s offer, which has increased since their initial indication of interest, represents compelling value to, and is in the best interest of, our shareholders not affiliated with Saltchuk.

2.	Who is Saltchuk? Why are they the right acquirer for OSG?

Saltchuk, based in Seattle, is a family of diversified transportation, marine service, and energy distribution companies. Their operating companies have distinguished themselves in their respective segments of marine services, energy distribution, air cargo, domestic and international shipping, and logistics. This transaction partners us with an organization that shares our values and focus on customers.

3.	What will change as a result of the transaction?

Nothing changes at this time and we will remain an independent company until the transaction closes. After the close, we expect to operate as a standalone entity within Saltchuk’s family of companies. OSG would become a privately owned company and would no longer be publicly listed on the NYSE.

4.	Will I continue to have a job with OSG?

Saltchuk has expressed to us their intention to keep operating OSG as a standalone entity, running the business the same way we do today, under the leadership of our existing management team. Because of this, we anticipate there will be little impact to our existing staffing. Further, joining the Saltchuk family of companies, with over 30 operating companies and 7,500 employees across the U.S. and the Caribbean provides potential career opportunities at other Saltchuk companies.

5.	What happens next?

The next major step is the commencement of a tender offer, a formal process in which OSG shareholders will be asked to sell their shares to Saltchuk. The transaction also will need to receive customary regulatory clearance. We expect the transaction to close this summer. As we continue through this process, we will communicate updates via emails and townhalls.

6.	What do I communicate to external parties with questions — suppliers, customers, etc.?

Your managers will be sharing with you how we are communicating this news to our stakeholders. Only authorized employees should speak with external parties. Employees should not speak to the media or financial community under any circumstances. All media inquiries should be managed by our media spokespersons; IR will handle all financial questions.

7.	How soon can OSG employees interact with Saltchuk employees?

You should not engage with Saltchuk employees unless you are explicitly asked by your supervisor. We expect the transaction to close in the next few months. Between now and then, both companies will continue to operate as standalone organizations. We will update you with more information as to interactions between OSG and Saltchuk employees as we move forward towards closing.

8.	Will OSG be implementing a hiring freeze until the closing of the transaction?

No. Until the transaction closes, it is business as usual. Until the closing, the HR team will continue to evaluate open positions in the ordinary course.

Additional Information and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell shares of OSG or any other securities. This communication is also not a substitute for the tender offer materials that Saltchuk will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Saltchuk will file with the SEC a Tender Offer Statement on Schedule TO, and OSG will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9.

OSG SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION / RECOMMENDATION STATEMENT AND ALL OTHER FILINGS MADE BY OSG AND SALTCHUK WITH THE SEC in CONNECTION WITH THE TENDER OFFER WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

When filed, OSG’s stockholders and other investors can obtain the Tender Offer Statement, the Solicitation/Recommendation Statement and other filed documents for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by OSG and Saltchuk will be available free of charge under “SEC Filings” on the Investors page of OSG’s website, www.osg.com. In addition, OSG’s stockholders may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Offer to Purchase included in the Tender Offer Statement.